(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22150

CUSIP NUMBER 51508L

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Landry’s Restaurants, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1510 W. Loop South
Address of Principal Executive Office (Street and Number)

Houston, Texas 77027
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Landry’s Restaurants, Inc.’s (the “Company”), voluntary review of its historical stock option granting practices has recently been completed. The Company is currently finalizing its Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007.

Therefore, the Company will delay the filing of its Form 10-Q for the quarter ended June 30, 2007.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven L. Scheinthal Esq.	(713)	386-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s). ☐ Yes ☒ No

Report not filed:	Form 10-K for the year ended December 31, 2006
Form 10-Q for the three months ended March 31, 2007

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sale of the Joe’s Crab Shack concept in 2006, the impact of additional stock compensation expense from the adoption of FAS 123R as well as costs associated with our review of option granting practices and the refinancing of the Golden Nugget Senior Secured Notes, the results of operations for the current quarter will not be comparable to the prior year.

Landry’s Restaurants, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LANDRY’S RESTAURANTS, INC.

Date August 10, 2007	By:	/s/ Steven L. Scheinthal
Steven L. Scheinthal, Executive Vice President and General Counsel